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                                  UNITED STATES
                        SECURITES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 20)

                         AMERICAN FILM TECHNOLOGES, INC.

                                (NAME OF ISSUER)

                          COMMON STOCK, $.002 PAR VALUE

                         (Title of Class of Securities)

                                  026-038-30-7

                                 (CUSIP Number)

                                Gerald M. Wetzler
                               39-04 171st Street
                               Flushing, NY 11358
                                 (718) 358-3813

      (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                   April 2000

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b) (3) or (4). check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)
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_______________________________________________________________________________

CUSIP No.  026-038-30-7             SCHEDULE 13D                        Page 2
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Gerald M. Wetzler
                ###-##-####
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
           Not Applicable
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [x]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       81,220,000(1) Common Stock
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       -0-
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       81,220,000(1) Common Stock
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       -0-
_______________|_____|_________________________________________________________

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,220,000(1) Common Stock
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                41
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                IN
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
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                                                                        Page 3

This Amendment No. 20 ("Am. No. 20"), filed on behalf of Gerald M. Wetzler, a citizen of the United States, amends and supplements the statement on Schedule 13D, as originally filed with the Securities and Exchange Commission (the "Commission") on October 25, 1993 with respect to Mr. Wetzler's ownership of common stock, par value $.0.002 per share, of American Film Technologies, Inc. (the "Issuer"), as previously amended by nineteen (19) separate amendments thereto, each filed with the Commission (as so previously amended, the "Schedule 13D"). Unless otherwise indicated, all information contained in the Schedule l3D shall not be invalidated by the filing of this Am No. 20 and shall remain as true and correct as of the date hereof with reference to facts in existence as of the date the Schedule 13D or amendment containing such information was filed with the Commission.

 Item 1.          Security and Issuer

                  Securities:

Common Stock, .002 par value ("Common Stock")

Issuer:  American Film Technologies, Inc.
         300 Park Avenue, 17th Floor
         New York, NY 10022

 Item 2.          Identity and Background.

A.       Gerald M. Wetzler
B.       32-04 171st Street, Flushing, New York. NY 11358
C.       Private Investor
D. Mr. Wetzler has not, during the last five years, been convicted in a criminal proceeding.
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                                                                        Page 4

E. Mr. Wetzler is a party to a civil proceeding of the SEC as a result of which he is subject to a final order enjoining future violations of federal or state securities laws.

F.      Citizen of the United States of America.

Item 3.           Source and Amount of Funds or Other Consideration.

                  Not Applicable

Item 4.           Purpose of Transaction.


A. Since Am. No. 20, Mr. Wetzler disposed of 100,000 shares in public sales pursuant to Rule 144 at prices ranging from ten to twelve cents.

Item 5.           Interest in Securities of Issuer.

A. 81,220,000 shares of Common Stock representing approximately 41% of the Common Stock outstanding as of April 30, 2000.

B.      Mr. Wetzler has sole voting power over 81,220,000 shares of Common
        Stock.

C.      Not applicable

D.      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

(A)     See Exhibit to Amendment No. 18
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                                                                        Page 5


Item 7.           Material to be Filed as Exhibits.

                  None

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date May 9, 2000                           /s/ ___________________________
                                               Gerald M. Wetzler